FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated August 23, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   August 23, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF- Brasil Foods

August 2010

Leopoldo Saboya - CFO/IRO

The results of the second quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO - Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the management of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.



About our Company

We are one of the largest Brazilian food companies

- Largest poultry exporter in the World



- Second largest meat exporter in the World
- Third major Brazilian exporter
- Responsible for 9% of the global protein trade
- One of the largest food companies in the World (market cap)

BRF at a glance

BRF
BRASIL FOODS


CHESTER

- R$20.9 billion of net sales 2009 (42% Exports)
- More than 100,000 employees
- Portfolio of more than 3,000 SKUs with strong brands
- 63 unit plants
- Slaughter 6.7 million heads of poultry/day and 39,300 heads of pork + cattle/day
- Annual production of 4.8 million tons of food derived from meat and 2 million tons of milk

A global leader

BRF BRASIL FOODS

Global scale

- Largest company in processed and frozen products in Brazil
- Largest poultry exporter in the world
- Second-largest protein company in the world by market capitalization

Sustainable Growth

- Growth driven by long-term strategic plan
- Diversified product portfolio holding key market share positions
- Highly recognized brands in Brazil and in international markets

BRF BRASIL FOODS

+ Sadia

Corporate governance

- Adherence to the highest corporate governance standards
- SEC registered; Sarbanes-Oxley compliance
- Listed in Bovespa for over 30 years and in the NYSE for 10 years
- Economic, social and environmental sustainability

Disciplined financial practices

- Robust risk management framework
- Adequate available liquidity
- Strong historical growth never jeopardized leverage levels

BRF: the only "farm to the plate" Company

- Raw material self-sufficient
- Unique circumstances for expansion (climate, land and water)
- Integrated business model

UPSTREAM

BRF BRASIL FOODS

DOWNSTREAM

Domestic Market

- **Distribution Capilarity**
  - 500,000 deliveries per month
  - 150,000 clients
  - 98% of population attended
- **Brands management**

Foreign Market

- **Further processing**
- **Start branding development and distribution**

Sustainable growth track record

Gross Sales- R$ million



CAGR (2005-2009)
42.8%
Sadia
Of: R$
5.3bi
Cotoches
Elegê
Of: R$
0.9bi
Becel
Doriana
Beef
Of: R$
0.8bi
Plusfood
batavo
5.873
6.106
7.789
13.161
24.426*
NEW MARKET
2005
2006
2007
2008
2009

* pro-forma 2009 gross sales

Solid Structure in the Domestic Market

BRF BRASIL FOODS

Plants across Brazil out of the Amazon region

Distribution reaches 100% of the Brazilian territory

60 unit plants

Footprint in Brazil



RR
AP
AM
1 / 1
PA
2 / 1
MA
2 / 1
CE
1 / 1
RN
PI
1 / 1
AC
1 / -
RO
2 / -
TO
BA
1 / -
4 / 1
SE
MT
2 / 2
1 / 1
DF
GO
MG
2 / 1
3 / 2
ES
1 / 1
MS
1 / -
- / 1
SP
4 / 1
5 / 5
RJ
1 / 1
5 / 1
PR
4 / 2
SC
3 / 1
RS
14 / 2
6 / 1

Sadia Plants

Sadia Offices / Distribution Center

The only company with a nationwide distribution network for refrigerated products in Brazil

International Presence

We reach
140 countries

More than
2,500 clients

24 commercial
offices abroad



Exports about
190,000 tons/month

3 unit plants
abroad











With strong position in Global Market

BRF
BRASIL FOODS


D
D
D

- Brand Leader and Top of Mind
- Brand in high development
- Brand in inicial stage of development
- D Own Distribution

TOP OF MIND IN MIDDLE EAST
TOP OF MIND IN RUSSIA

Sadia FRIBO
batavo Plusfood HALAL
Confidence Sadia AL BADIYA AVIPAL Borella UNEF



Performance

Highlights - Proforma

R$ Million

HIGHLIGHTS	2Q10	2Q09	% Ch.	1H10	1H09	% Ch.
Gross Sales	6,315	6,053	4%	12,129	11,899	2%
Domestic Market	3,883	3,611	8%	7,569	7,150	6%
Exports	2,432	2,441	(0%)	4,560	4,750	(4%)
Net Sales	5,532	5,276	5%	10,579	10,337	2%
Gross Profit	1,514	1,235	23%	2,793	2,223	26%
Gross Margin	*27.4%*	*23.4%*	*400 bps*	*26.4%*	*21.5%*	*490 bps*
EBIT	393	143	174%	664	82	710%
Net Income	132	476	(72%)	184	10	1659%
Net Margin	*2.4%*	*9.0%*	*(660 bps)*	*1.7%*	*0.1%*	*160 bps*
Adjusted Net Income (1)	132	476	(72%)	184	143	29%
Adjusted Net Margin	*2.4%*	*9.0%*	*(660 bps)*	*1.7%*	*1.4%*	*30 bps*
EBITDA	587	381	54%	1,035	561	84%
EBITDA Margin	*10.6%*	*7.2%*	*340 bps*	*9.8%*	*5.4%*	*440 bps*

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.

Breakdown of net sales - CL - 1H10

Diversified product portfolio

By Product



Others
2.6%
Milk*
7.4%
Dairy Products
3.2%
Other Processed
9.6%
Processed
Products
35.8%
Pork / Beef
10.7%
Poultry
30.8%

By Market



Domestic
market
58.1%
Exports
41.9%

*Includes milks: UHT – long life, pasteurized and powdered milk

Volumes and prices (2Q10/2Q09)

Domestic Market

Meat



7.5%
5.4%
-1.9%
Gross Sales
Volume
Price

Dairy



17.1%
5.4%
-10.1%
Gross Sales
Volume
Price

Export Market



9.9%
-0.4%
4.5%
-13.6%
Gross Sales
Volume
FX
USD Price

Sales 2Q10

Pro forma

BRF BRASIL FOODS

Domestic Market

	THOUSAND TONS			R$ MILLION		
	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	**431**	**401**	**7**	**2,388**	**2,265**	**5**
In Natura	**91**	**79**	**16**	**458**	**373**	**23**
Poultry	54	51	5	233	221	6
Pork/Beef	37	27	36	225	152	48
Elaborated/Processed (meats)	**340**	**322**	**5**	**1,929**	**1,892**	**2**
Dairy Products	**273**	**233**	**17**	**678**	**643**	**5**
Milk	226	181	25	472	420	13
Dairy Products	46	52	(10)	206	224	(8)
Other Processed	**116**	**105**	**11**	**653**	**543**	**20**
Soybean Products/ Others	**98**	**94**	**4**	**164**	**160**	**3**
Total	**917**	**832**	**10**	**3,883**	**3,611**	**8**
Processed	**502**	**478**	**5**	**2,788**	**2,659**	**5**
% Total Sales	**55**	**57**		**72**	**74**	

Export Market

	THOUSAND TONS			R$ MILLION		
	2Q10	2Q09	% Ch.	2Q10	2Q09	% Ch.
Meats	**613**	**556**	**10**	**2,416**	**2,390**	**1**
In Natura	**525**	**476**	**10**	**1,990**	**1,922**	**4**
Poultry	452	398	14	1,589	1,526	4
Pork/Beef	73	78	(6)	401	396	1
Elaborated/Processed (meats)	**87**	**80**	**9**	**426**	**468**	**(9)**
Dairy Products	**1**	**1**	**(19)**	**6**	**6**	**3**
Milk	0	1	(96)	0	4	(96)
Dairy Products	1	0	122	6	2	194
Other Processed	**3**	**4**	**(26)**	**10**	**46**	**(78)**
Total	**616**	**561**	**10**	**2,432**	**2,441**	**(0)**
Processed	**91**	**85**	**8**	**442**	**516**	**(14)**
% Total Sales	**15**	**15**		**18**	**21**	

Sales 1H10

Pro forma

	THOUSAND TONS			R$ MILLION		
	1H10	1H09	% Ch.	1H10	1H09	% Ch.
Domestic Market						
Meats	**843**	**802**	**5**	**4,687**	**4,491**	**4**
In Natura	**174**	**165**	**5**	**872**	**746**	**17**
Poultry	103	112	(8)	449	458	(2)
Pork/Beef	71	53	32	423	288	47
Elaborated/Processed (meats)	**669**	**637**	**5**	**3,815**	**3,746**	**2**
Dairy Products	**530**	**484**	**10**	**1,324**	**1,251**	**6**
Milk	433	380	14	895	806	11
Dairy Products	97	104	(6)	429	446	(4)
Other Processed	**223**	**202**	**11**	**1,245**	**1,058**	**18**
Soybean Products/ Others	**190**	**203**	**(6)**	**313**	**349**	**(10)**
Total	**1,786**	**1,690**	**6**	**7,569**	**7,150**	**6**
Processed	**990**	**942**	**5**	**5,489**	**5,249**	**5**
% Total Sales	**55**	**56**		**73**	**73**	
Export Market						
Meats	**1,139**	**1,085**	**5**	**4,526**	**4,647**	**(3)**
In Natura	**968**	**920**	**5**	**3,667**	**3,687**	**(1)**
Poultry	828	776	7	2,926	2,929	(0)
Pork/Beef	140	144	(3)	741	758	(2)
Elaborated/Processed (meats)	**171**	**165**	**4**	**859**	**961**	**(11)**
Dairy Products	**2**	**2**	**(25)**	**11**	**13**	**(11)**
Milk	0	2	(89)	1	8	(89)
Dairy Products	2	1	102	10	4	141
Other Processed	**4**	**8**	**(52)**	**23**	**90**	**(74)**
Total	**1,145**	**1,096**	**5**	**4,560**	**4,750**	**(4)**
Processed	**176**	**174**	**1**	**892**	**1,055**	**(15)**
% Total Sales	**15**	**16**		**20**	**22**	

Reduction of Costs and Expenses



COGS
(COGS/Net Sales)
- 400bps
76.6%
72.6%
2Q09
2Q10
SG&A
(SG&A/Net Sales)
- 40bps
20.7%
20.3%
2Q09
2Q10
Selling
-70bps
G&A
30bps
R$21.7 million
Pre merger expenses

EBITDA - Proforma
R$ Million



10.6%
8.9%
7.2%
5.5%
7.0%
381
291
370
447
587
2Q09
3Q09
4Q09
1Q10
2Q10
EBITDA
EBITDA Margin
+340 bps
(2Q10/2Q09)

Costs x Prices x FX

Proteins (US$/kg) *Export prices of Brazil*



3.40
3.00
2.60
2.20
1.80
2.40
2.00
1.60
1.20
1.71
2.50
jun-08
dez-08
jun-09
dez-09
jun-10
Pork
Chicken

	Chicken	Pork
2Q10 x 2Q09	12%	30%
2Q10 x 1Q10	1%	9%

Milk (R$/liter) *Average prices paid to producers in Brazil*



0.80
0.75
0.70
0.65
0.60
0.55
0.50
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10

2Q10 x 2Q09	17%
2Q10 x 1Q10	23%

Grains - CBOT *(US$/Bushel)*



16.0
14.0
12.0
10.0
8.0
7.0
6.0
5.0
4.0
3.0
9.98
3.78
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Soybean
Corn

	Corn	Soybean
2Q10 x 2Q09	(12%)	(15%)
2Q10 x 1Q10	(4%)	0%

US Dollar *(R$ x US$)*



2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.77
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10

2Q10 x 2Q09	(14%)
2Q10 x 1Q10	(1%)

Source: Abef, Abipec, Cepea, Bloomberg

Market Share (%)

YTD 2010



Perdigão
Sadia
25
29
31
39
32
52
35
36
12
15
47
Specialty meat*
Frozen meat
Pastas
Pizzas
Dairy Products
Margarines



Qualy

*Preliminary data

Exports by region - CL

% Net Sales



Europe
21.0%
21.5%
Middle East
29.0%
29.5%
Far East
21.4%
22.0%
Other Countries
17.4%
16.0%
Eurasia
11.2%
11.1%
1H10
1H09

High market share in Global trade


Poultry
Share (%) of Brazilian exports
49.7%
50.3%
3.1 mm tons
Share (%) world trade
20.7%
79.3%
7.5 mm tons
Pork
Share (%) of Brazilian exports
37.3%
62.7%
0.645 mm tons
Share (%) world trade
4.5%
95.5%
5.3 mm tons

BRF share

Considering market share in volume
Source: USDA

Investments

Proforma 1H10: R$ 241.2 million


New Projects
32.9%
Optimization
40.8%
Productivity
26.3%

Investments in breeder stock: R$160.9 million

Debt

Pro-forma

R$ Million

DEBT - R$ MILLION	06.30.2010 CURRENT	06.30.2010 NONCURRENT	06.30.2010 TOTAL	06.30.2009 TOTAL	% Ch.
Local Currency	1,291	1,902	3,193	4,512	(29%)
Foreing Currency	657	3,944	4,601	8,129	(43%)
Gross Debt	**1,948**	**5,847**	**7,795**	**12,641**	**(38%)**
Cash Investments					
Local Currency	1,426	280	1,705	2,261	(25%)
Foreing Currency	1,805	288	2,093	1,124	86%
Total Cash Investments	**3,231**	**568**	**3,798**	**3,385**	**12%**
Net Accounting Debt	**(1,282)**	**5,279**	**3,996**	**9,256**	**(57%)**
Exchange Rate Exposure* - US$ Million			**(154)**	**(522)**	**(70%)**

* Exchange rate exposure in Corporate Law



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.2
2.4
2.9
2.4
9,345
4,543
3,878
4,300
3,996
2Q09
3Q09
4Q09
1Q10
2Q10
Net Debt
Net Debt/Ebitda

Balance Sheet FX Exposure



Exposure
3,000
2,500
2,000
1,500
1,000
500
0
2,610**
2,974**
1,164
1,092
1,173
511
154
1Q 09
2Q 09
3Q 09
4Q 09
1Q 10
2Q 10
Export Pré-Payment designation as Hedge Accounting (US$ 511 MM)

**Managerial pro forma information

Breakdown – Financial Expenses

R$ Million

1H10



177
83
61
5
326
Interest
FX
Invest.
Conv.
Other
Total

2Q10



98
18
51
3
170
Interest
FX
Invest.
Conv.
Other
Total

Shareholder's Composition

Difuse Control – Equal Rights



Sabiá 0.9%
Sistel 1.5%
Valia 3.0%
Treasury Shares 0.1%
Tarpon 5.0%
ADRs (NYSE) 8.7%
Domestic Investors 31.0%
Petros 10.0%
Previ 13.1%
Foreing Investors 26.7%

As of July 31, 2010
Number of Common Shares: 872,473,246
Capital stock: R$12.6 billion

Monthly traded volume

2nd Quarter 2010: US$ 48.2 million/day -94.4% higher

Accumulated 12 months: US$ 53.2 million/day - 155.9% higher



Volume (US$ million)
Price us$
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
BRFS3
BRFS
Price BRFS3 (US$)



Perspectives

Positive Brazilian Outlook

BRF
BRASIL FOODS

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
2004
2005
2006
2007
2008
2009
2010
Total
↑ Wages:
6%

Sales of specialty meats (Brazil)



180,000
175,000
170,000
165,000
160,000
155,000
150,000
145,000
140,000
-10%
+16%
JAN/FEB 2007
JUL/AUG 2007
JAN/FEB 2008
JUL/AUG 2008
MAR/APR 2009
SEP/OCT 2009

Consumption of processed meat
kg/per capita/year (indexes - Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdom
Germany

Source: IBGE, MTE, AC Nielson

Brazilian Exports

Million Tons



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009 *
2010 **
6,140
790
3,525
1,825
13%
40%
***
25%
11%
28%
Aggregate Brazilian Market Share
Brazilian Market Share

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – apr/10

World Meat Trade
Million Tons



25,000
20,000
15,000
10,000
5,000
-
12,802
21,905
21,871
8,733
5,881
7,257
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009*
2010**
Beef
Pork
Poultry***

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – apr/10

Large company with global scale

BRF's Positioning in the Global Food Industry



Size of the bubble: Market Cap (US$ bi)
10.5x
9.5x
8.5x
7.5x
6.5x
5.5x
4.5x
EV / EBITDA (x)
0.0%
5.0%
10.0%
15.0%
20.0%
EBITDA Margin (%)
Smithfield
kraft foods
Kellogg's
ConAgra Foods
Nestlé
Dean
Hormel
BRF
Tyson
Commodity
Branding

Source: Facset (Market Capitalization as of June 30, 2009) and Companies' public filings
Average EBITDA margin for 2006, 2007 and 2008

Recognition

- **Best Company 2010 " As melhores da Dinheiro"** -*Istoé Dinheiro Magazine*
- **Best executive in the food sector "Executivo de Valor"**- *Valor Econômico Newspaper*
- **The most innovative in the world** - Packaging Category - Microwave Pizza Sadia Brand - *World Packaging Organization*
- **First runner up of Annual Report of Sustainability** - *CRRA Corporate Register Reporting Awards*
- **Top 5 in Best Corporate Governance, Annual Report and IR Professional** - *IR Maganize Awards*

BRF BRASIL FOODS

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa.

BRFS3 NOVO MERCADO BM&FBOVESPA

Ibovespa

BRFS LISTED NYSE

Índice de Sustentabilidade Empresarial ISE

IBRI

abrasca

Selo Assiduidade APIMEC-SP

http://www.brasilfoods.com/ir